3 West Paces Ferry Road NW
Suite 200
Atlanta, Georgia 30305 p. 404.504.7472 tf. 877.607.5468 f. 404.504.7471

September 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Linda Cvrkel

Re:	Repay Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020
Filed May 10, 2021
Item 2.02 Form 8-K Dated August 9, 2021
File No. 001-38531

Dear Ms. Li and Ms. Cvrkel:

I am writing to follow up on the conversation that David Ghegan, outside counsel to Repay Holdings Corporation, had with Suying Li from the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporation Finance on September 24, 2021. Pursuant to that conversation, I am formally requesting an extension to respond to the Staff’s comment letter dated September 15, 2021, with respect to the Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 1, 2021, the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on May 10, 2021 and Item 2.02 Form 8-K dated August 9, 2021, File No. 001-38531 (the “Comment Letter”).

Following the discussion of our outside counsel with Suying Li, we respectfully request an extension to respond to the Comment Letter on or before October 8, 2021.

Should you have any questions regarding this request, please do not hesitate to contact our outside counsel, David Ghegan, at (404) 885-3139. Thank you.

Respectfully Submitted,

\s\ Tyler B. Dempsey
Tyler B. Dempsey
General Counsel

cc:	David W. Ghegan
Troutman Pepper Hamilton Sanders LLP